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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 1)

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                           PEAK INTERNATIONAL LIMITED
             (Exact name of Registrant as specified in its charter)

                 Trust Enhanced Dividend Securities ("TrENDS")
                              of Peak TrENDS Trust
                  (exchangeable for shares of common stock of
                          Peak International Limited)
                         (Title of Class of Securities)

                                   70468N107
                     (CUSIP Number of Class of Securities)

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                               Jack Menache, Esq.
                                General Counsel
                           Peak International Limited
                        44091 Nobel Drive, P.O. Box 1767
                               Fremont, CA 94538
                                 (510) 449-0100
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                                    Copy to:
                            Michael J. Nooney, Esq.
                           Simpson Thacher & Bartlett
                              3330 Hillview Avenue
                              Palo Alto, CA 94304
                                 (650) 251-5000

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
          Transaction valuation*                      Amount of Filing Fee**
                $11,700,000                                   $2,340

 * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,800,000 TrENDS at the maximum price of $6.50 for each of the TrENDS.
** Amount previously paid.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________ Form or Registration No.: __________
Filing Party: ______________________ Date Filed: ________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]issuer tender offer
   subject to Rule 13e-4.  [_]third-party tender offer subject to Rule 14d-1.
[_]amendment to Schedule
   13D under Rule 13d-2.   [_]going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Amendment No. 1 amends the Tender Offer Statement on Schedule TO of
Peak International Limited, filed with the Securities and Exchange Commission on April 13, 2001 (the "Schedule TO"), relating to the tender offer for up to 1,800,000 Trust Enhanced Dividend Securities ("TrENDS") of Peak TrENDS Trust as follows:

Item 12. Exhibits.

   The last paragraph of "Section 9. Background and Purpose of the Offer" of the Offer to Purchase, which was filed previously as Exhibit 99.a(1)(i) to the Schedule TO, is hereby deleted in its entirety and replaced with the following language:

   "Any TrENDS which we acquire pursuant to the Offer, will be exchanged for common stock of the Company on May 15, 2001 by the terms of the TrENDS. Such common stock of the Company will be canceled."


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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ Calvin Reed
                                          _____________________________________
                                                       Calvin Reed
                                              President and Chief Executive
                                                         Officer

Date: April 20, 2001

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